SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 27, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

Subscribed and Paid-In Capital:  R$10,000,000,000.00

ANNUAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”) are hereby called, in accordance with article 5, paragraph 1 of the Bylaws, to the Annual Shareholders’ Meeting to be held on April 30, 2015, at 11:00 a.m., at the Company’s headquarters, located at Rua Costa Carvalho nº 300, in the city and state of São Paulo, to resolve on the following matters:

ANNUAL SHAREHOLDERS’ MEETING

I.        Examination of the Annual Management Report for the fiscal year ended December 31, 2014; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2014, namely: Balance Sheet and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow and Value Added and Notes to the Financial Statements, as well as the Independent Auditors’ Report, Opinion of Fiscal Council and Audit Committee’s Annual Summarized Report.

II.       Resolution on the allocation of net income for fiscal year of 2014.

III.     Election of members of the Fiscal Council for a term of office ending in 2016.

IV.      Establishment of the overall annual compensation of the of Management and members of the Fiscal Council for fiscal year of 2015.

Proof of the status of shareholder may be provided at any time before the opening of the annual shareholders’ meeting upon presentation of identification, proof of ownership and the number of shares held issued by the depositary financial institution, and in the case of proxy representation, the applicable proxy appointment duly notarized and granted within the last year.

Pursuant to CVM Instruction 282 of June 26, 1998, the minimum percentage of the Company’s voting capital required to request multiple votes is 5% (five percent).

The documents related to the matters to be discussed in the Annual Shareholder’s Meeting will be at the shareholders’ disposal at the Company’s headquarters and electronically, on the CVM’s website, in the format and for the time period defined by CVM Instruction 481/2009.

São Paulo, March 26, 2015

Benedito Pinto Ferreira Braga Junior

Chairman

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 27, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.